Exhibit 77D

                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

     On August 20, 2002, the Board of Directors/Trustees adopted, on behalf of ING Real Estate Fund, and in accordance with the requirements of Rule 35d-1 of the Investment Company Act of 1940, an investment policy to clarify the definition of "real estate companies".

     For this Fund, real estate companies consist of companies that are principally engaged in the real estate industry. A company shall be considered to be "principally engaged" in the real estate industry if (i) it derives at least 50% of its revenues or profits from the ownership, construction, management, financing or sale of residential, commercial or industrial real estate; or (ii) it has at least 50% of the fair market value of its assets invested in residential, commercial or industrial real estate. Companies principally engage in the real estate industry may include REITs, master limited partnerships, real estate owners, real estate managers, real estate brokers and real estate dealers.

     On August 20, 2002, the Board of Directors/Trustees adopted, on behalf of ING MidCap Opportunities and ING SmallCap Opportunities Funds, and in accordance with the requirements of Rule 35d-1 of the Investment Company Act of 1940, an investment strategy to reflect benchmark indices more closely aligned with the investment strategy of the respective Funds. The SmallCap Opportunities Fund has modified their investment strategy to target smaller companies with market capitalizations that fall within the range of companies in the Russell 2000 Growth index, which is an index that measures the performance of small companies. The MidCap Opportunities Fund normally invests in companies that the portfolio managers feel have above average prospects for growth. For this Fund, mid-sized companies are companies with market capitalizations that fall within the range of companies in the Russell MidCap Growth Index.